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                           September 22, 2022

       Daniel Bachus
       Chief Financial Officer
       Grand Canyon Education, Inc.
       2600 W. Camelback Road
       Phoenix AZ 85017

                                                        Re: Grand Canyon
Education, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Form 8-K Furnished
August 4, 2022
                                                            Response dated
September 9, 2022
                                                            File No. 001-34211

       Dear Mr. Bachus:

              We have reviewed your September 9, 2022 response to our comment letter and have the following comment. Our comment, ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 26, 2022 letter.

       Response dated September 9, 2022

       Form 8-K Furnished August 4, 2022
       Exhibit 99.1
       2022 Outlook, page 7

   1. Your proposed narrative description of the calculation of the non-GAAP measures "as adjusted operating
margin" and "as adjusted diluted EPS" does not appear to provide investors with enough
information to reconcile to the comparable GAAP
                                                        measures without
unreasonable effort. In this regard, please consider providing a schedule for the
reconciliation.
 Daniel Bachus
Grand Canyon Education, Inc.
September 22, 2022
Page 2




       You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.



FirstName LastNameDaniel Bachus                         Sincerely,
Comapany NameGrand Canyon Education, Inc.
                                                        Division of Corporation
Finance
September 22, 2022 Page 2                               Office of Trade &
Services
FirstName LastName